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SEC Mail Processing Section

MAR 01 2019

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Excel Securities & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Canal View Blvd. Suite 204

(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lanzisera 585-424-1234

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davie Kaplan, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

1000 First Federal Plaza	Rochester	NY	14614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lanzisera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

CHRISTINE LANZISERA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6133849
Qualified in Monroe County
Commission Expires September 19, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Excel Securities & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2018, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Computation of Net Capital Under Rule 15c3-1

The Computation of Net Capital Under Rule 15c3-1of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Excel Securities & Associates, Inc.'s financial statement. The Computation of Net Capital is the responsibility of the entity's management. Our audit procedures included determining whether the Computation of Net Capital reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital. In forming our opinion on the Computation of Net Capital, we evaluated whether the Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statement as a whole.

Basis for Opinion

The financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Excel Securities & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to fraud or error. Excel Securities & Associates, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Davie Kaplan, CPA, P.C.

We have served as Excel Securities & Associates, Inc.'s auditor since 2009.

Rochester, New York

February 26, 2019

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2018

EXCEL SECURITIES & ASSOCIATES, INC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Current Assets:	
Cash and Cash Equivalents	$355,742
Commissions Receivable	75,000
Prepaid Expenses	13,692
Prepaid Income Taxes	8,917
	453,351
Securities Owned (At Market Value):	
Marketable Securities	265,740
Property and Equipment:	
Furniture and Office Equipment	538,464
Less: Accumulated Depreciation	519,909
	18,555
Other Assets:	
Shareholder Loan	26,000
Deferred Tax Asset	23,856
	49,856
Total Assets	**$787,502**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Notes Payable	$25,000
Accounts Payable	20,919
Accrued Expenses	198,916
Total Liabilities	244,835
Stockholders' Equity:	
Capital Stock	105,823
Paid in Capital	91,600
Retained Earnings	345,244
Total Equity	542,667
	$787,502

The accompanying notes to the financial statements are an integral part of this statement

EXCEL SECURITIES & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the Company) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc. The Company is a registered broker dealer and registered investment advisor with the SEC, catering to individual Investors, investment managers and advisory professionals. The Company is a member of the FINRA and SIPC.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in Accounting Standards Codification Topic 605 - Revenue Recognition. The guidance provides a five-step analysis to determine when and how revenue is recognized and further enhances disclosure requirements. Transition methods under ASU 2014-09 must be through (i) retrospective application to each prior reporting period presented, or (ii) modified retrospective application with a cumulative effect adjustment at the date of initial application.

Our revenue is generated from executing security transactions made on behalf of customers. Generally, our performance obligation begins when we receive trade instructions and is satisfied upon execution of the trade.

We adopted ASU 2014-09 as of January 1, 2018 using the modified retrospective application. The adoption of this standard did not have a material impact on how we recognize revenue or to our financial position, results of operations or cash flows for the year ended December 31, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases on its balance sheet. The ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. The Company does not carry customers' accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

Income Taxes

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company evaluates income tax positions for uncertainty to determine any tax positions that may not be fully sustained upon examination by taxing authorities. Management has determined that the Company has no uncertain tax positions.

The Company utilizes Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, "Income Taxes". Under this accounting method, income taxes are provided for the tax effects of transactions reported in the financial statements. They consist of taxes currently due plus deferred taxes related primarily to accelerated tax deprecation and unrealized gain or loss from securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Cash

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $50,000.

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with maturities of three months or less, to be cash equivalents.

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Property and Equipment

Furniture and office equipment is stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred, and replacements of significant items are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which range from five to sixteen years.

Advertising

Advertising costs are charged to operations when incurred.

Concentration of Credit Risk

The Company maintains deposits at financial institutions which may, at times, exceed the federally insured amount.

Management's Review of Subsequent Events

The Company evaluates events occurring between the end of the most recent calendar year and February 26, 2019, the date the financial statements were available to be issued.

Management's Review of Marketable Securities

Certain securities held by the Company are carried at market value and gain or losses from the securities are reported on a mark-to-market basis.

The Company adopted FASB ASC Topic 820, "Fair Value Measurements and Disclosures", as it applies to Financial assets and liabilities on January 1, 2008. FASB ASC Topic 820 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Management's Review of Marketable Securities (Continued)

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets in market active, inputs other than quoted prices that are observable and market corroborated inputs which are derived principally from or corroborated by observable market date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

2. COMMITEMENT AND CONTINGENCIES

Operating Lease

The Company leases its office space under a non-cancelable lease expiring on March 31, 2019. Monthly lease payments are $2,953. The Company is responsible for common area maintenance and charges and real estate taxes. Future minimum lease payments are as follows:

Year	Amount
2019	$8,859

3. INCOME TAXES

Deferred income taxes consisted of the following:

Deferred Tax Asset	$23,856
Deferred Tax Liability	-
	$23,856

Income taxes are comprised of the following:

Current:	
Federal	$ 774
State	1,500
Total	$2,274

3. INCOME TAXES (Continued)

Deferred:	
Federal	$(5,368)
State	(1,777)
	$(7,145)
Net	$(4,871)

Difference in statutory rates is due to permanent differences.
The Company is subject to US federal income tax as well as income tax in the state of New York. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015 are subject to examination by authorities.

4. RELATED PARTY TRANSACTIONS

The Company has an interest free cash loan of $26,000 with a shareholder.

5. COMMON STOCK

The Company has 1,000 shares of Class A voting stock authorized, issued and outstanding. The Company also has 1,000 shares of Class B nonvoting stock with 990 shares issued and 10 outstanding.

6. NOTE PAYABLE

The Company has a note payable in the amount of $25,000 to one of its independent representatives. The note payable is secured by $25,000 of the required reserve at a security firm.

7. ADVERTISING EXPENSE

Advertising expense for the year ended December 31, 2018 was $19,344.

8. MARKETABLE SECURITIES

The Company's level 1 assets measured at fair value on a recurring basis as of December 31, 2018, respectively, consisted of:

Mutual Funds and Common Stocks	$114,626
Short Term Treasury Securities	151,114
	$265,740

9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. On December 31, 2018 the Company's net capital amounted to approximately $418,101 which was excess of its required net capital of $50,000. At December 31, 2018 the Company's ratio of aggregate indebtedness to net capital was .59 to 1.00.

EXCEL SECURITIES & ASSOCIATES, INC.
OTHER INFORMATION
December 31, 2018

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2018.

EXCEL SECURITIES & ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2018

Stockholders' equity	$542,667
Subordinated notes payable	-
	542,667
Non allowable assets	
Deposit Account	3,766
Prepaid Expenses	13,692
Net Property and Equipment	18,555
Shareholder Loan Receivable	26,000
Prepaid Income Taxes	8,917
Deferred Tax asset	23,856
	94,786
Net capital before haircuts on security positions	447,881
Haircuts on proprietary security positions	29,780
Net Capital	418,101
Minimum net capital requirements	50,000
Excess net capital	$368,101
Ratio of aggregate indebtedness to net capital	.59 to 1
Minimum net capital requirements	
Aggregate indebtedness	$244,835
6-2/3% of aggregate indebtedness	$16,321
Statutory minimum net capital requirement	$50,000
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or statutory minimum)	$50,000

Reconciliation of net capital

The above computation of net capital pursuant to SEC Rule 15c3-1 does not materially differ from the computation as of December 31, 2018, included in the Company's unaudited Form X17a-5, Part IIA.

The accompanying notes to the financial statements are an integral part of this statement

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Excel Securities & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Excel Securities & Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Excel Securities & Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(K)(2)(ii) (the "exemptive provisions") and (2) Excel Securities & Associates, Inc. stated that Excel Securities & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Excel Securities & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Excel Securities & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davie Kaplan, CPA, P.C.

Rochester, New York

February 26, 2019

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Excel Securities & Associates, Inc. Exemption Report

Excel Securities & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Excel Securities & Associates, Inc.

I, Joseph Lanzisera, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: President & CEO

February 26, 2019